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                                                                   EXHIBIT 3.11



                    ARTICLES OF AMENDMENT TO THE ARTICLES OF
                  INCORPORATION OF AMERICAN REALTY TRUST, INC.


     Pursuant to the approval by holders of a majority of the outstanding shares of common stock of the Corporation at the Corporation's annual meeting held on January 19, 1998, such shareholder approval being in accordance with
Section 14-2-1003 of the Georgia Business Corporation Code, the Articles of Incorporation of the Corporation, as previously amended to the date hereof, are hereby further amended by deleting the first paragraph of Article Five in its entirety and replacing it with the following:

          The Corporation shall have authority exercisable by its Board of Directors to issue not more than 100,000,000 shares of common voting stock $.01 par value per share (the "Common Stock"), and 20,000,000 shares of a special class of stock $2.00 par value per share (the "Special Stock") which shall be designated as the Board of Directors may determine and which may be issued in series by the Board of Directors as hereinafter provided. Preferences, limitation, and relative rights with respect to the shares of each class of stock of the Corporation shall be as hereinafter set forth:

     The foregoing amendment with respect to the Common Stock of the Corporation was approved to increase the authorized number of the Corporation's shares of Common Stock, $.01 par value per share, from 16,666,667 shares to 100,000,000 shares.


     IN WITNESS WHEREOF, I have hereunto set my hand.




                                                /s/ Karl L. Blaha
                                                -----------------------
                                                Karl L. Blaha
                                                President